Exhibit 8.1

SUBSIDIARIES OF SEANERGY MARITIME HOLDINGS CORP.

Subsidiary	Jurisdiction of Incorporation

Seanergy Management Corp.	Republic of the Marshall Islands

Amazons Management Inc.	Republic of the Marshall Islands

Lagoon Shipholding Ltd.	Republic of the Marshall Islands

Cynthera Navigation Ltd.	Republic of the Marshall Islands

Martinique International Corp.	British Virgin Islands

Harbour Business International Corp.	British Virgin Islands

Waldeck Maritime Co.	Republic of the Marshall Islands

Maritime Capital Shipping Limited	Bermuda

Maritime Capital Shipping (HK) Limited	Hong Kong

African Glory Shipping Limited	British Virgin Islands

African Joy Shipping Limited	British Virgin Islands

Asian Grace Shipping Limited	British Virgin Islands

Maritime Grace Shipping Limited	British Virgin Islands

Atlantic Grace Shipping Limited	British Virgin Islands

Maritime Glory Shipping Limited	British Virgin Islands